Exhibit 99.2

CHAI-NA-TA CORP.

     Interim Consolidated Financial Statements
Three and nine months ended September 30, 2009

(Unaudited – Prepared by Management)

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company disclosed that its auditors have not reviewed the unadudited financial statements for the three and nine months ended September 30, 2009.

Chai-Na-Ta Corp.
Third Quarter Report
For the period ended September 30, 2009

CHAI-NA-TA CORP.
Consolidated Balance Sheets
(Unaudited)

In thousands of	September 30	December 31
Canadian dollars	2009	2008
	$	$
ASSETS
Current assets
Cash	339	192
Accounts receivable and other receivables	277	710
Inventory	3,071	7,928
Ginseng crops	3,577	2,722
Prepaid expenses and other assets	83	64
Assets held for sale (Note 3)	1,142	-
	8,489	11,616
Ginseng crops	6,250	4,764
Prepaid expenses	34	49
Assets held for sale (Note 3)	-	1,783
Property, plant and equipment	2,540	2,678
	17,313	20,890

LIABILITIES
Current liabilities
Bank indebtedness (Note 4)	330	3,060
Accounts payable and accrued liabilities	446	604
Customer deposits	2,361	2,454
Current portion of long-term debt (Note 5)	456	42
	3,593	6,160
Long-term debt (Note 5)	6,635	8,619
	10,228	14,779
SHAREHOLDERS' EQUITY
Share capital (Note 6)	38,246	38,246
Contributed surplus	338	338
Accumulated other comprehensive income	762	442
Deficit	(32,261)	(32,915)
	(31,499)	(32,473)

	7,085	6,111
	17,313	20,890

Going concern (Note 1)
Commitments, contingencies and guarantees (Note 10)

Approved by the Board:

"Derek Zen"	"Wilman Wong"

Derek Zen	Wilman Wong
Director	Director

Chai-Na-Ta Corp.
Third Quarter Report
For the periods ended September 30, 2009

CHAI-NA-TA CORP.
Interim Consolidated Statements of Operations and Deficit
(Unaudited)

	Three months ended		Nine months ended
in thousands of	September 30	September 30	September 30	September 30
Canadian dollars	2009	2008	2009	2008
(except per share amounts)
	$	$	$	$
Revenue	1,265	866	5,961	7,560
Cost of goods sold	1,359	866	5,570	7,485
	(94)	-	391	75

Selling, general and administrative expenses	237	188	704	729
Wind-up expenses of terminated operations (Note 7)	18	-	467	-
Interest on short-term debt	-	23	36	93
Interest on long-term debt	53	96	240	313
Write-down of inventory and ginseng crops (Note 8)	-	1,500	-	1,500
	308	1,807	1,447	2,635

Operating loss	(402)	(1,807)	(1,056)	(2,560)

Other income (loss) (Note 9)	266	(145)	1,710	(24)

NET EARNINGS (LOSS) FOR THE PERIOD	(136)	(1,952)	654	(2,584)

Deficit, beginning of period	(32,125)	(28,877)	(32,915)	(28,245)

DEFICIT, END OF PERIOD	(32,261)	(30,829)	(32,261)	(30,829)

Basic and diluted earnings (loss) per share	$(0.00)	$(0.06)	$0.02	$(0.08)

Weighted average number of shares used to calculate basic and diluted earnings (loss) per share (in thousands)	34,698	34,698	34,698	34,698

Chai-Na-Ta Corp.
Third Quarter Report
For the periods ended September 30, 2009

CHAI-NA-TA CORP.
Interim Consolidated Statements of Comprehensive Income (Loss)
(Unaudited)

	Three months ended		Nine months ended
in thousands of	September 30	September 30	September 30	September 30
Canadian dollars	2009	2008	2009	2008
	$	$	$	$
Earnings (Loss) for the period	(136)	(1,952)	654	(2,584)

Other comprehensive income
Change in cumulative translation adjustments as a result of unrealized foreign exchange differences	194	(99)	320	(132)
Comprehensive income (loss)	58	(2,051)	974	(2,716)

CHAI-NA-TA CORP.
Interim Consolidated Statements of Accumulated Other Comprehensive Income
(Unaudited)

	Three months ended		Nine months ended
in thousands of	September 30	September 30	September 30	September 30
Canadian dollars	2009	2008	2009	2008
	$	$	$	$
Balance, beginning of period	568	869	442	902

Other comprehensive income (loss) for the period	194	(99)	320	(132)
Balance, end of period	762	770	762	770

Chai-Na-Ta Corp.
Third Quarter Report
For the periods ended September 30, 2009

CHAI-NA-TA CORP.
Interim Consolidated Statements of Cash Flows
(Unaudited)

	Three months ended		Nine months ended
in thousands of	September 30	September 30	September 30	September 30
Canadian dollars	2009	2008	2009	2008
	$	$	$	$
OPERATING ACTIVITIES
Net earnings (loss)	(136)	(1,952)	654	(2,584)
Items included in net loss not affecting cash (Note 12(a))	739	2,501	4,296	9,061
Changes in non-cash operating assets and liabilities (Note 12(b))	175	(593)	(238)	(2,466)
Crop cost expenditures	(1,017)	(1,639)	(2,175)	(3,740)
	(239)	(1,683)	2,537	271
FINANCING ACTIVITIES
Bank indebtedness	330	1,710	(2,730)	(400)
Repayment of long-term debt	(455)	(7)	(527)	(149)
	(125)	1,703	(3,257)	(549)
INVESTING ACTIVITIES
Purchase of property, plant and equipment	(76)	(35)	(91)	(61)
Proceeds from disposition of property, plant and equipment	6	63	6	281
Proceeds from disposition of assets held for sale	-	-	956	-
Cash outlays included in assets held for sale	-	(18)	-	(25)
	(70)	10	871	195

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(2)	1	(4)	2
NET INCREASE (DECREASE) IN CASH	(436)	31	147	(81)

CASH, BEGINNING OF THE PERIOD	775	195	192	307
CASH, END OF THE PERIOD	339	226	339	226

SUPPLEMENTAL INFORMATION:

Other cash flows:
Interest paid	31	24	159	1,039

Non-cash investing and financing activities:
Property, plant and equipment purchases financed through equipment purchase loan agreements	-	47	-	47

Chai-Na-Ta Corp.
Third Quarter Report
For the periods ended September 30, 2009

CHAI-NA-TA CORP.
Notes to the Interim Consolidated Financial Statements
(Unaudited)

1.	Going concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has experienced significant losses over the previous three years due to the low selling price of ginseng and has an accumulated deficit of $32,261,000 as at September 30, 2009. The Company is closely monitoring cash resources and has received significant financing from a company formerly under common control.

The Company's ability to continue as a going concern is dependant on achieving ongoing profitable operations and the continued financial support of its creditors. These consolidated financial statements do not include any adjustments to the amounts and reclassification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

2.	Summary of significant accounting policies

a)	Interim financial statements

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) except that certain information and note disclosures normally included in the Company’s annual consolidated financial statements have not been presented. These interim consolidated financial statements and notes should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2008. These interim consolidated financial statements are subject to seasonality due to the timing of crop harvesting which typically occurs in the fall and the timing of subsequent sales, and therefore may not be indicative of results to be expected for the year ending December 31, 2009.

The interim consolidated financial statements follow the same accounting policies and methods of computation as the most recent annual consolidated financial statements except as noted below.

b)	Adoption of new accounting standards

On January 1, 2009, the Company adopted CICA Handbook Section 3064, “Goodwill and Intangible Assets”. This Section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The adoption of this standard has not had a significant impact on the Company’s consolidated financial statements.

On January 20, 2009, the CICA published the Emerging Issues Committee (“EIC”) Abstract 173, "Credit Risk and the Fair Value of Financial Assets and Liabilities". The EIC states that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and liabilities, including derivative instruments. This recommendation is to be applied retrospectively without restatement of prior periods to all financial assets and liabilities measured at fair value in interim and annual financial statements ending on or after the date of issuance of the Abstract. The Company has adopted this standard and determined that it does not have a material impact on the Company’s consolidated financial statements.

Chai-Na-Ta Corp.
Third Quarter Report
For the periods ended September 30, 2009

CHAI-NA-TA CORP.
Notes to the Interim Consolidated Financial Statements
(Unaudited)

On August 20, 2009, the CICA published amendments to CICA Handbook Section 3025 "Impaired Loans" and Section 3855 "Financial Instruments - Recognition and Measurement". These amendments were made to: add guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of the held-for-trading category; change the categories into which a debt instrument is required or permitted to be classified; change the impairment model for held-to-maturity financial assets and; require the reversal of previously recognized impairment losses on available-for-sale financial assets in specified circumstances. These amendments apply to annual financial statements relating to fiscal years beginning after November 1, 2008. The Company has adopted these amended standards and determined that they do not have a material impact on the Company’s consolidated financial statements.

c)	Use of estimates

The presentation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and other disclosures as at the end of or during the reporting periods. Significant estimates are used for, but not limited to, the accounting for doubtful accounts, net realizable value of inventory, crop costs, depreciation of property, plant and equipment, fair value of assets held for sale, future income taxes and contingencies. Actual results may differ from those estimates.

3.	Assets held for sale

in thousands of		September 30	December 31
Canadian dollars		2009	2008
		$	$
Land, building and related assets	(a)	1,142	1,162
Machinery, equipment, sunshade and vehicles	(b)	-	621
		1,142	1,783

a)

Since March 2007, the Company has made available for sale its property located near Kamloops, British Columbia and has reclassified the net book value of the land, buildings, pavement, dryers and related production assets. This facility has been used as the head office for the farms operations in British Columbia. Certain production assets with a net book value of $20,000 were sold with the other machinery and equipment during 2009.

As at September 30, 2009, the Company had entered into an agreement to sell the land, building and all related production assets located near Kamloops, British Columbia. This transaction was completed on October 21, 2009 and the net proceeds after selling costs resulted in a gain of approximately $280,000 which will be realized in the fourth quarter of 2009. As this transaction was completed subsequent to the end of the reporting period, these assets have been reclassified as current as at September 30, 2009.

b)

After the completion of the final harvest in British Columbia in December 2008, the Company made available for sale all of its remaining operating assets including machinery, equipment, sunshade, and vehicles. These assets were sold during 2009 for an aggregate amount greater than their net book value thus resulting in a gain on disposal of $322,000.

Chai-Na-Ta Corp.
Third Quarter Report
For the periods ended September 30, 2009

CHAI-NA-TA CORP.
Notes to the Interim Consolidated Financial Statements
(Unaudited)

4.	Bank indebtedness

in thousands of		September 30	December 31
Canadian dollars		2009	2008
		$	$
Bank operating loan	(a)	330	1,060
Bank term loan	(b)	-	2,000
		330	3,060

a)

The Company has available, subject to limitations based on the value of inventory, certain receivables and the estimated value of qualifying ginseng crops, a $500,000 revolving demand operating loan with a Canadian chartered bank at a rate of prime plus 3.75% per annum which must be repaid by March 31, 2010. For the three and nine month periods ended September 30, 2009, the Company incurred $NIL and $10,000 (2008 - $23,000 and $93,000) of interest, respectively, which has been included in interest on short-term debt on the statement of operations.

b)

On September 4, 2008, the Company secured a $2,000,000 non-revolving term loan from a Canadian chartered bank with an interest rate of prime plus 1.875% per annum which was fully repaid by the due date of May 31, 2009. The loan was secured by the Company's property located near Kamloops, British Columbia. For the three and nine month periods ended September 30, 2009, the Company incurred $NIL and $26,000 of interest, respectively, which has been included in interest on short-term debt on the statement of operations.

5.	Long-term debt

in thousands of		September 30	December 31
Canadian dollars		2009	2008
		$	$
Term loan	(a)	7,091	8,587
Equipment purchase loans	(b)	-	74
		7,091	8,661
Less: current portion		456	42
		6,635	8,619

a)

On August 18, 2006, the Company established a four year term loan facility of HK$54,700,000 from a company formerly under common control of which HK$3,200,000 was repaid on August 31, 2009. As of September 1, 2009 the Company agreed to an extension of the remaining HK$51,500,000 loan facility. Under the terms of the extension, the Company will be required to repay HK$3,300,000 ($456,000) by August 31, 2010, which has been classified as a current liability on the consolidated balance sheet, and HK$16,700,000 ($2,310,000) by August 31, 2011. The remaining amount ($4,325,000) is to be repaid by August 31, 2012 in instalments of HK$1,250,000 and US$3,878,000. The loan is unsecured and bears interest at 1.75% per annum over the HIBOR (Hong Kong Interbank Offered Rate) or LIBOR (London Interbank Offered Rate) through February 28, 2010 after which it will bear interest at a flat rate of 6.25% for the duration of the loan.

Chai-Na-Ta Corp.
Third Quarter Report
For the periods ended September 30, 2009

CHAI-NA-TA CORP.
Notes to the Interim Consolidated Financial Statements
(Unaudited)

For the three month and nine month periods ended September 30, 2009, the Company incurred $53,000 and $240,000 (2008 - $96,000 and $313,000) of interest, respectively, which has been included in interest on long-term debt on the statements of operations and deficit.

b)	The Company had entered into various equipment purchase loan agreements all of which have been fully repaid as at September 30, 2009.

6.	Share capital

	Number of
In thousands	Shares	Amount
		$
Common Shares
Balance as at December 31, 2008 and September 30, 2009	34,698	38,246

7.	Wind-up expenses of terminated operations

Wind-up expenses of terminated operations includes all expenditures associated with closing the ginseng farm operations in British Columbia after the final harvest was completed in 2008.

8.	Write-down of inventory and ginseng crops

During the three months ended September 30, 2008, the Company recorded a write-down on current ginseng crops of $1,500,000. The write-down was an estimate of the expected deficiency in the net realizable value of the 2008 harvest which was completed in the fourth quarter of 2008. The expected deficiency was based on the decline of prices in the ginseng market primarily due to the recent global economic downturn and industry-wide oversupply.

9.	Other income (loss)

	Three months ended
in thousands of	September 30	September 30
Canadian dollars	2009	2008
	$	$
Foreign exchange gains (losses)	216	(198)
Gains on disposal of property, plant and equipment and assets held for sale	7	54
Government supplements	41	(5)
Other non-operating income	2	4
	266	(145)

	Nine months ended
in thousands of	September 30	September 30
Canadian dollars	2009	2008
	$	$
Foreign exchange gains (losses)	383	(334)
Gains on disposal of property, plant and equipment and assets held for sale	329	237
Government supplements	995	64
Other non-operating income	3	9
	1,710	(24)

Chai-Na-Ta Corp.
Third Quarter Report
For the periods ended September 30, 2009

CHAI-NA-TA CORP
Notes to the Interim Consolidated Financial Statements
(Unaudited)

Government supplements include funds received from Agriculture Canada as compensation for cost of production increases and reduced margins of the Company's farming operations in prior years net of program participation fees and related costs. There are no contingencies attached to the funds received.

10.	Commitments, contingencies and guarantees

a)

The Company has entered into a contract with a Canadian chartered bank to purchase US$1,400,000 on March 22, 2010 to partially hedge against the term loan detailed in Note 5(a). If the spot Canadian/US dollar exchange rate is less than or equal to $1.0625 on the contract date, the exchange rate of the purchase will be $1.0625. If the exchange rate is greater than or equal to $1.0775 on the contract date, the exchange rate of the purchase will be $1.0775. If the exchange rate is between $1.0625 and $1.0775 on the contract date, the contract will expire and a purchase obligation will not take place. At September 30, 2009, the closing exchange rate of $1.0707 resulted in a fair market value of this contract being $NIL.

b)

The Company has become involved in a legal proceeding as a result of an automobile accident. The Company believes that existing insurance will be sufficient to cover any claim from this matter. While the outcome of this proceeding cannot be determined at this time, no provision has been recorded as the Company believes that the resolution of this proceeding will not have a material impact on the financial condition, earnings or cash flows of the Company.

11.	Foreign exchange contract

The Company has a term loan denominated in Hong Kong dollars as detailed in Note 5(a) and as a result is exposed to foreign exchange risks. The Company uses foreign exchange contracts to partially hedge against the loan. For the nine month period ended September 30, 2009, the Company received net proceeds of $32,000 as a result of foreign exchange contracts which comprise of a loss of $363,000 which is included in other income on the statement of operations and deficit for the nine months ended September 30, 2009 and a gain of $395,000 which was included in other income on the statement of operations and deficit for the three months ended December 31, 2008. For the nine month period ended September 30, 2008, the Company received proceeds of $56,000 as a result of foreign exchange contracts which is included in other income on the statement of operations and deficit for the nine months ended September 30, 2008. At period-end exchange rates, the Company would pay $NIL to settle its existing foreign exchange contract as described in Note 10(a).

12.	Cash flow information

a)	Items included in net earning (loss) not affecting cash

	Three months ended
in thousands of	September 30	September 30
Canadian dollars	2009	2008
	$	$
Depreciation and amortization	2	2
Gain on disposal of property, plant and equipment and assets held for sale	(7)	(54)
Cost of ginseng crops sold	1,340	848
Non-cash foreign exchange (gains) losses	(596)	205
Write-down of inventory and crop costs	-	1,500
	739	2,501

Chai-Na-Ta Corp.
Third Quarter Report
For the periods ended September 30, 2009

CHAI-NA-TA CORP.
Notes to the Interim Consolidated Financial Statements
(Unaudited)

	Nine months ended
in thousands of	September 30	September 30
Canadian dollars	2009	2008
	$	$
Depreciation and amortization	7	7
Gain on disposal of property, plant and equipment and assets held for sale	(329)	(237)
Cost of ginseng crops sold	4,941	7,414
Non-cash foreign exchange (gains) losses	(323)	377
Write-down of inventory and crop costs	-	1,500
	4,296	9,061

b)	Changes in non-cash operating assets and liabilities

	Three months ended
in thousands of	September 30	September 30
Canadian dollars	2009	2008
	$	$
Accounts receivable and other receivables	(24)	(17)
Inventory	(37)	1
Prepaid expenses and other assets	(15)	20
Accounts payable and accrued liabilities	29	(89)
Customer deposits	222	(508)
	175	(593)

	Nine months ended
in thousands of	September 30	September 30
Canadian dollars	2009	2008
	$	$
Accounts receivable and other receivables	38	(124)
Inventory	(21)	8
Prepaid expenses and other assets	(4)	(78)
Accounts payable and accrued liabilities	(158)	(705)
Customer deposits	(93)	(1,567)
	(238)	(2,466)

Chai-Na-Ta Corp.
Third Quarter Report
For the periods ended September 30, 2009

CHAI-NA-TA CORP.
Notes to the Interim Consolidated Financial Statements
(Unaudited)

13.	Segmented information

The Company operates in one industry segment and two geographic regions.

	Three months ended
in thousands of	September 30	September 30
Canadian dollars	2009	2008
External revenue from operations located in:	$	$
Canada	62	46
Far East	1,203	820
	1,265	866
Intersegment revenue from operations located in:	$	$
Canada	1,988	1,341
Far East	-	-
	1,988	1,341
Net earnings (loss) from operations located in:	$	$
Canada	(214)	(1,883)
Far East	78	(69)
	(136)	(1,952)

	Nine months ended
in thousands of	September 30	September 30
Canadian dollars	2009	2008
External revenue from operations located in:	$	$
Canada	1,361	631
Far East	4,600	6,929
	5,961	7,560
Intersegment revenue from operations located in:	$	$
Canada	4,118	5,541
Far East	556	-
	4,674	5,541
Net earnings (loss) from operations located in:	$	$
Canada	574	(2,544)
Far East	80	(40)
	654	(2,584)

Long-lived assets comprise of all assets not classified as current assets.

in thousands of	September 30	September 30
Canadian dollars	2009	2008
Long-lived assets from operations located in:	$	$
Canada	8,824	12,227
Far East	-	-
	8,824	12,227

Chai-Na-Ta Corp.
Third Quarter Report
For the periods ended September 30, 2009

CHAI-NA-TA CORP.
Notes to the Interim Consolidated Financial Statements
(Unaudited)

Major customers:

For the three months ended September 30, 2009, revenue consisted of sales primarily to two customers, which accounted for $642,000 and $561,000, respectively, from the Far East geographic region (September 30, 2008 - two customers which accounted for $574,000 and $253,000 from the Far East geographic region).

For the nine months ended September 30, 2009, revenue consisted of sales primarily to three customers, which accounted for $2,013,000 and 1,460,000, respectively, from the Far East geographic region and $1,040,000 from the Canadian geographic region (September 30, 2008 - three customers which accounted for $2,825,000, $2,192,000 and $1,942,000, respectively, from the Far East geographic region).

14.	Related party transaction

In the normal course of business, the Company pays management fees to Wai Kee Holdings Limited ("Wai Kee") for performing sales, accounting and administrative services for CNT Trading (Hong Kong) Limited. Wai Kee is a Hong Kong based publicly traded company which owns 38% of the shares of the Company and has a director in common with the Company. For the three and nine month periods ended September 30, 2009, the Company paid management fees of $27,000 and $87,000, respectively, of which $18,000 remains outstanding and is included in accounts payable and accrued liabilities on the consolidated balance sheet. This transaction is measured at the exchange value.